

DBRS FORM NRSRO

EXHIBIT 4

October 2018



Organizational Chart

DBRS

October 2018

Exhibit 4A - Organization of DBRS, Inc., Holding Companies and Material Affiliates



Walter Schroeder, The Walter Schroeder Family Trust, and The Walter Schroeder (2014) Family Trust

DBRS Management and Others (5.862%)

Funds Affiliated with Carlyle Investment Management L.L.C. (47.069%)

Funds Affiliated with Warburg Pincus L.L.C. (47.069%)

Colonial House Capital Limited

Ratings Acquisition Corp. (Cayman)

Warrants *

AAA UK Holding Co. Limited (UK)

Preferred Shares **

AAA UK Acquisition Co. Limited (UK)

DBRS Ratings GmbH (Germany) **

DBRS Ratings Mexico, Institucion Calificadora de Valores, S.A. de C.V. (Mexico) *

DBRS Ratings Limited (UK)

DBRS, Inc. (US)

DBRS Limited (Canada)

* The Warrants represent up to 2.5% of the ordinary shares of Ratings Acquisition Corp on a diluted basis and are exercisable upon the achievement of certain performance based hurdles.
** The Preferred Shares will hold up to 10.1% of the voting rights of DBRS Limited but, subject to limited exceptions, are contractually obligated to vote as directed by AAA UK Holding Co. Limited.
*** DBRS Ratings Mexico, Institucion Calificadora de Valores, S.A. de C.V. is owned, in part, by AAA UK Acquisition Co. Limited (99% ownership interest) and AAA UK Holding Co. Limited (1% ownership interest).
**** Registration with the European Securities and Markets Authority as a credit rating agency under the regulations for credit rating agencies in the European Union is pending.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Stephen Joynt
Chief Executive Officer

Sean Lensborn
Chief Information Officer
Global Technology &
Global Data Management

Joe Stroud
Chief Legal Counsel

Matt Wylie
Group Managing Director
Growth & Strategy

Bill Schager
Chief Financial Officer

David Broom
Senior Vice President
Head of Internal Audit &
Global Enterprise Risk Management

Douglas E. Turnbull
Vice Chairman
Country Head, Canada

Detlef Scholz
Head of Europe
European Operations

Sean O'Connor
Managing Director
Head of Global
Business Development

Eric Beauchemin
Group Managing Director
Global Corporates

Claire Mezzanotte
Group Managing Director
Structured Finance

Alan G. Reid
Group Managing Director
Financial Institutions & Sovereign

Chuck Weilamann
Chief Credit Officer
Credit Policy

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Stephen Joynt
Chief Executive Officer

Eric Beauchemin
Group Managing Director
Global Corporates

Alan G. Reid
Group Managing Director
Global Financial Institutions &
Sovereign

Claire Mezzanotte
Group Managing Director
Global Structured Finance

Project Finance

Infrastructure Finance

Real Estate & Public Finance

Industrials

Consumer, Communications,
Retail & Media

Corporate Research &
Analysis

Energy/ Banking

Financial Institutions

Non-Banking
Financial Institutions

Sovereign

Structured Credit

Asset-Backed Securities

Residential Mortgage
Backed Securities

Commercial Mortgage
Backed Securities

Covered Bonds

Surveillance

Canadian Structured Finance

Operational Risk

Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Stephen Joynt
Chief Executive Officer

Joe Stroud
Chief Legal Counsel

Brian Weiss
Chief Compliance Officer

Alan Grad
General Counsel
Canada

Nicolas Brodeur
General Counsel
Europe

Banu Özlem Ünal
Global Regulatory Counsel
Canada

SVP Compliance
London

VP Compliance
Designated Compliance Officer
New York

VP Compliance
Toronto

VP Compliance
Mexico

AVP Compliance
Frankfurt